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                                     [LOGO]

                                 March 17, 2000

Dear Shareholder:

    On February 25, 2000, Centennial HealthCare Corporation (the "Company"), Hilltopper Acquisition Corp., ("Purchaser") a Georgia corporation and a wholly owned subsidiary of Hilltopper Holding Corp., a Delaware corporation (the "Parent"), and Parent entered into a merger agreement providing for the acquisition of any and all of the Common Stock, par value $0.01 per share, of the Company at $5.50 cash per share.

    The Purchaser has today commenced a cash tender offer for any and all of the issued and outstanding shares of Common Stock of the Company at a price of $5.50 net per share. If Parent beneficially owns at least 68.5% of the Common Stock (on a fully diluted basis) and other conditions are satisfied or waived and the tender offer is consummated, the merger agreement provides that, following the tender offer, Purchaser will merge with and into the Company and any remaining shares of Common Stock of the Company will be converted into the right to receive $5.50 per share in cash, without interest.

    At a meeting on February 25, 2000, your Board of Directors (the "Board") by unanimous vote of all directors, based on, among other things, the unanimous recommendation of a Special Committee comprised of independent directors,
(i) determined that the merger is advisable and that the terms of the offer and the merger, the merger agreement and the consummation of the transactions contemplated thereby are fair to, and in the best interests of, the Company and its shareholders, (ii) approved the offer and the merger and approved and adopted the merger agreement, and (iii) recommended the offer to, and the approval and adoption of the merger agreement and the transactions contemplated thereby by, the shareholders of the Company.

    In arriving at its recommendation, the Board gave careful consideration to the factors described in the enclosed tender offer materials and
Schedule 14D-9. Included as Annex A to the offer to purchase is the written opinion, dated February 25, 2000, of J.P. Morgan Securities, Inc., the Special Committee's financial advisor, to the effect that, as of that date and based on and subject to the matters described in the opinion, the price per share of $5.50 to be received in the offer and the merger, taken together, by the holders of shares of Common Stock was fair, from a financial point of view, to such holders, other than Parent and its affiliates.

    Enclosed for your consideration are copies of the tender offer materials and the Company's Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully.

                                          Sincerely,

                                          [LOGO]

                                          J. Stephen Eaton